UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Pure Storage, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-37570	27-1069557
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
650 Castro Street, Suite 400
Mountain View, California 94041
(Address of principal executive offices) (Zip code)

Nicole Armstrong
Chief Legal Officer and Corporate Secretary
(800) 379-7873
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which this information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022
[ ] Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended February 5, 2023

Section 1 — Conflict Minerals Disclosure
This Form SD of Pure Storage, Inc. (together with our subsidiaries, “Pure,” “we,” and “us”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), and in accordance with the Instructions to Form SD except, however, that we are relying on the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) on April 7, 2017 (the “April 2017 Guidance”). As permitted under the April 2017 Guidance, this Form SD does not address Item 1.01(c) of Form SD.

The Rule was adopted by the SEC under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act to implement reporting and disclosure requirements related to “conflict minerals” (defined by the SEC as tantalum, tin, tungsten and gold) (collectively, “3TG”). Pursuant to the Rule, publicly traded companies must submit a report to the SEC after examining whether 3TG originating in the Democratic Republic of Congo or adjoining countries (Angola, Burundi, The Central African Republic, The Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia) (together, the “Covered Countries”) are present in the products the company manufactures or contracts to manufacture and if any of such 3TG is necessary to the functionality or production of such products.

Item 1.01    Conflict Minerals Disclosure and Report
Overview

Pure is headquartered in Mountain View, California, with operations throughout the world. Our primary offerings include our all-flash data storage products, FlashArray and FlashBlade. These products include components that contain 3TG. Therefore, we are subject to the reporting obligations of the Rule.

Pure engages some of the world’s largest original design manufacturers (ODMs) for the manufacture, assembly, testing and packaging of our products. These third-party ODMs often specify most of the components used in our products in addition to building our products. For those components of our products specified by us, we rely on the suppliers of these components to source any necessary materials for those components, including 3TG. As such, we are several levels removed from the mining, smelting or refining of 3TG minerals. Pure does not make purchases of raw ore or unrefined 3TG and does not make any direct purchases in the Covered Countries. Our products largely use commercial off-the-shelf components, which are available from multiple potential suppliers. As a result, we rely on our third-party ODMs and their suppliers and on suppliers of the components of our products specified by us to provide information regarding the source of 3TG that are necessary to the functionality or production of our products.

Pure is committed to conducting our business worldwide with respect for human rights and in compliance with applicable laws. We expect our ODMs to maintain systems of control and transparency over their mineral supply chains. We have communicated with our ODMs regarding the need for Rule compliance. We are members of the Responsible Business Alliance (“RBA”) and the Responsible Minerals Initiative, and our primary manufacturers are members of the RBA and have publicly committed to the responsible sourcing of minerals, such as 3TG, including through the implementation of supply chain responsibility programs.

Our Conflict Minerals Policy and Compliance Program

We have established and are committed to a corporate policy statement that explains the importance of the conflict minerals issue and our responsibility for addressing conflict minerals in our supply chain. A copy of our policy is available on our website.

Reasonable Country of Origin Inquiry

In accordance with the Rule, we undertook a reasonable country of origin inquiry (“RCOI”) for the reporting period from January 1, 2022 to December 31, 2022 to determine whether the 3TG necessary to the functionality or production of our products was sourced from Covered Countries or are from recycled or scrap sources.

We directly contacted suppliers of the components of our products specified by us in order to determine whether 3TG were contained in these components. These measures included conducting a supply-chain survey with suppliers of components containing 3TG, using the Conflict Minerals Reporting Template from the Responsible Minerals Initiative (“CMRT”) to identify the smelters and refiners, as well as comparing the smelters and refiners identified in the survey against the reputable list of smelter facilities that have been identified as “conflict free.” For components of our products specified by our third-party ODMs, we relied on the ODMs to conduct a RCOI to determine whether 3TG were contained in these components and relied on the CMRTs provided by the third-party ODMs and their suppliers.

The CMRT is a standardized reporting template designed to facilitate the transfer of information through the supply chain regarding mineral country of origin and the smelters and refiners being utilized. We reviewed the CMRT responses provided by our ODMs and suppliers for completeness and consistency. In some cases, we asked for corrections and clarifications. Some of our suppliers provided “company-level” CMRT responses that include 3TG information for all products sold by that supplier during the reporting year, even though we purchased only a limited subset of such products.

We believe our RCOI process was reasonably designed and performed in good faith. However, there are inherent limitations in the information provided by third parties, including but not limited to potential inaccuracies, incompleteness or falsified information despite our efforts to review the information.

Determination

Based on our RCOI, we were unable to reasonably and reliably ascertain the source and chain of custody of all 3TG necessary to the functionality or production of our products. In general, our suppliers in scope reported either that: (i) 3TG either were not present in their products, (ii) the minerals were not sourced from Covered Countries, or (iii) to the extent 3TG were present in their products or the minerals may be sourced from the Covered Countries, the smelters sourcing from the Covered Countries were conformant or working towards conformance to a responsible sourcing program, such as the Responsible Minerals Assurance Process. Certain responding suppliers dealt with non-certified smelters, failed to respond or provided incomplete responses, or provided company-level responses, and accordingly, we cannot reasonably determine the exact source of such 3TG, or even whether such minerals were actually incorporated into our products.

Pursuant to the April 2017 Guidance, we have provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

Additional Information

A copy of the information contained in this Form SD is also publicly available on our website at investor.purestorage.com, but the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD.

Item 1.02 Exhibit

None.

Section 2 — Exhibits

Item 2.01 Exhibits

None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PURE STORAGE, INC.

Date: May 26, 2023	By:	/s/ Nicole Armstrong
	Name:	Nicole Armstrong
	Title:	Chief Legal Officer and Corporate Secretary